Exhibit 99.2

PAGE 1 / 3 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – NOTICE AND AGENDA

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. - NOTICE AND AGENDA

PROQR THERAPEUTICS | ZERNIKEDREEF 9 | 2333 CK LEIDEN | THE NETHERLANDS | +31 88 166 7000 | WWW.PROQR.COM

PAGE 2 / 3 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – NOTICE AND AGENDA

Notice for the AGM

The 2024 annual general meeting of shareholders of ProQR Therapeutics N.V. (the "Company") will take place on Wednesday May 22, 2024, at 16:30 hours CEST (the “AGM”). The AGM will be held at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands.

Agenda for the AGM

The agenda for the AGM, as proposed by the Company's Management Board (the "Management Board") and the Company's Supervisory Board (the "Supervisory Board"), is as follows:

1.	Opening of the AGM

2.	Report of the Management Board for the financial year 2023 (discussion item)

3.	Adoption of the annual accounts, including the appropriation of net result, for the financial year 2023 (voting item)

4.	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2023 (voting item)

5.	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2023 (voting item)

6.	Appointment of Gerard Platenburg as Management Board member (voting item)

7.	Appointment of Martin Maier, PhD, as Supervisory Board member (voting item)

8.	Re-appointment of Dinko Valerio, PhD, as Supervisory Board member (voting item)

9.	Re-appointment of James Shannon, MD, as Supervisory Board member (voting item)

10.	Appointment of KPMG Accountants N.V. as the Company's external auditor for the financial year 2025 (voting item)

11.	Authorization of the Management Board to issue ordinary shares (voting item)

12.	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

13.	Change of the board structure (voting item)

14.	Closing of the AGM

Availability of AGM Materials

Copies of (i) this notice including the agenda for the AGM, (ii) the explanatory notes to the agenda for the AGM, (iii) the annual report of the Company, which includes the annual accounts for the financial year 2023, the report of the Management Board and Supervisory Board for the financial year 2023, and related information as required by law, (iv) the proposed deed of amendment of the articles of association of the Company and ancillary documentation related to agenda item 13, and (iv) a template of the proxy form for registered shareholders (collectively, the "AGM Materials") are available on the Company's website (www.proqr.com) (the "Website") and can be obtained free of charge at the office of the Company (Zernikedreef 9, 2333 CK Leiden). The relevant AGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the "SEC") under cover of a Form 6-K and will be available on the SEC's website (www.sec.gov). The Company will ensure that the relevant AGM Materials are also disseminated and/or made available for inspection, as appropriate, to the shareholders.

PAGE 3 / 3 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. – NOTICE AND AGENDA

Attendance and voting

Only shareholders as of the close of business on April 24, 2024 (the "Record Date") are entitled to attend and/or and vote at the AGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

The procedure for voting and attendance depends on the way you hold your shares in the Company:

Beneficial Owners: persons who hold their ordinary shares in the capital of the Company through a bank, broker or other nominee (through Cede & Co., as nominee for the Depository Trust Company) are regarded as "Beneficial Owners". This applies to the majority of the Company’s shareholders.

•	Proxy voting: Beneficial Owners who wish to vote by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary through which they hold their beneficial ownership of shares. Beneficial Owners who have any questions in respect of the above procedure are recommended to contact their bank or broker for further information.

•	Attendance: Beneficial Owners who wish to attend the AGM in person must have their financial intermediary or their agent with whom the shares are on deposit issue a written statement to them which confirms their position at the Record Date. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address legal@proqr.com no later than on May 15, 2024, and (ii) submit with their registration a statement confirming their shareholding at the Record Date, as received from their financial intermediary.

Registered Shareholders: shareholders who are not holding their shares through a bank, broker or other nominee and are registered directly with the Company’s transfer agent AST are regarded as "Registered Shareholders".

•	Proxy voting: Registered Shareholders who wish to vote by proxy may do so by using the template proxy form that has been made available on the Website as part of the AGM Materials.

•	Attendance: Registered Shareholders who wish to attend the AGM in person must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address legal@proqr.com no later than May 15, 2024.

Persons entitled to attend the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or identity card).

The Management Board and the Supervisory Board

April 23, 2024